Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended		Fiscal Year Ended
Dollars in Millions	Aug.27, 2006	Aug.28, 2005	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002
Earnings before Income Taxes and After-tax Earnings from Joint Ventures	$386	$362	$1,559	$1,808	$1,502	$1,310	$663
Distributed Income of Equity Investees	11	18	85	96	67	101	20
Plus: Fixed Charges (1)	121	103	463	524	569	619	468
Plus: Amortization of Capitalized Interest, net of Interest Capitalized	—	1	2	1	(5)	(5)	—
Earnings Available to Cover Fixed Charges	$518	$484	$2,109	$2,429	$2,133	$2,025	$1,151
Ratio of Earnings to Fixed Charges	4.27	4.67	4.56	4.63	3.75	3.27	2.46

(1) Fixed Charges:
Interest and Minority Interest Expense, Gross	$112	$95	$428	$488	$537	$589	$445
Rentals (1/3)	9	8	35	36	32	30	23
Total Fixed Charges	$121	$103	$463	$524	$569	$619	$468

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and capitalized interest. Fixed charges represent gross interest expense and subsidiary preferred distributions to minority interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense. Calculations are based on underlying numbers. We have reclassified previously reported Ratios of Earnings to Fixed Charges to conform to the current year presentation.